UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Prab, Inc.

(Name of the Issuer)

Prab, Inc.
Kalamazoo Acquisition Corporation
Kalamazoo Prab Subsidiary Corporation
Gary A. Herder
Edward A. Thompson

(Names of Persons Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

739413 10 2

(CUSIP Number of Class of Securities)

Gary A. Herder
Prab, Inc.
5944 East Kilgore Road
Kalamazoo, Michigan
(269) 382-8200

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Eric V. Brown, Jr., Esq. Phillip D. Torrence, Esq. Miller, Canfield, Paddock and Stone, P.L.C. 444 West Michigan Avenue Kalamazoo, Michigan 49007	Stephen C. Waterbury, Esq. Warner, Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street NW Grand Rapids, Michigan 49503-2487

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A (ss.240.14a-1 through 240.14b-2), Regulation 14C (ss 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ none of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee*
$3,683,503.20	$467.00

*	The filing fee is determined based upon the sum of (i) the product of 1,418,610 shares of Common Stock (excluding 74,817 shares of Common Stock owned by the acquiror, which will be canceled prior to the effective time of the merger) and the merger consideration of $2.40 per share (equal to $3,225,103.20) and (ii) the product of 191,000 shares of Common Stock issuable upon exercise of stock options in which the exercise price per share is less than $2.40 per share and the merger consideration of $2.40 per share (equal to $458,400.00). In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $126.70 per $1,000,000 of the aggregate merger consideration of $3,683,503.20.

☒ Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $467.00

Form or Registration No.: Preliminary Schedule 14A

Filing Party: Prab, Inc.

Date Filed: February 23, 2004

INTRODUCTION

     This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Prab, Inc., a Michigan corporation (“Prab”), and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, Kalamazoo Acquisition Corporation, a Michigan corporation (“Parent”), Kalamazoo Prab Subsidiary Corporation, a Michigan corporation (“Purchaser”), Gary A. Herder (“Mr. Herder”) and Edward A. Thompson (“Mr. Thompson”). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of December 12, 2003 (the “Merger Agreement”), among Prab, Parent and Purchaser, as amended by the First Amendment to Agreement and Plan of Merger, dated as of February 16, 2004, pursuant to which Purchaser will be merged (the “Merger”) with and into Prab, with Prab being the surviving corporation and becoming a wholly-owned subsidiary of Parent.

     Under the terms and subject to the conditions of the Merger Agreement, (a) each outstanding share of common stock, $.10 par value per share, of Prab (other than shares held by Parent or Purchaser, which will be canceled without any payment), will be converted into the right to receive $2.40 in cash without interest thereon (the “Merger Consideration”) and (b) each Prab stock option outstanding at the time of the Merger will be cashed out by Parent in an amount equal to the product of (i) the excess of $2.40 over the exercise price per share of such stock option; and (ii) the number of shares of Prab common stock issuable upon the exercise of such stock option.

     Concurrently with the filing of this Schedule 13E-3, Prab is filing with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Act”) relating to the special meeting of Prab’s shareholders at which Prab’s shareholders will consider and vote upon, among other things, a proposal to approve the Merger Agreement. The Proxy Statement and the Merger Agreement, attached thereto as Appendix A, are incorporated by reference herein. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Act.

     The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each Item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment.

     All information contained in this Schedule 13E-3 relating to a particular person filing hereunder has been provided by such individual or entity for inclusion herein.

ITEM 1. Summary Term Sheet.

     The information contained in the section of the Proxy Statement entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

     (a)     The information contained in the section of the Proxy Statement entitled “Information About Prab — Business” is incorporated herein by reference.

     (b)     The information contained in the section of the Proxy Statement entitled “Information About Prab — Price Range of Prab’s Common Stock” is incorporated herein by reference.

     (c)     The information contained in the section of the Proxy Statement entitled “Information About Prab — Price Range of Prab’s Common Stock” is incorporated herein by reference.

     (d)     The information contained in the section of the Proxy Statement entitled “Information About Prab — Dividend Policy” is incorporated herein by reference.

     (e)     Prab has not undertaken a public offering of its securities for cash in the past three years.

     (f)     The information contained in the following sections of the Proxy Statement are incorporated herein by reference: “Information About Prab — Purchases by Prab and its Directors and Executive Officers and by Parent and Purchaser and their Directors and Executive Officers” and “Information About Prab — Price Range of Prab Common Stock.”

ITEM 3. Identity and background of filing persons.

     (a)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Information About Prab — Business,” “Information About Prab — Directors and Executive Officers,” “Information About Prab — Security Ownership of Certain Beneficial Owners and Management” and “Information Concerning the Buy-Out Group, Parent and Purchaser.”

     (b)     The information contained in the section of the Proxy Statement entitled “Information Concerning the Buy-Out Group, Parent and Purchaser” is incorporated herein by reference.

     (c)     (1)-(c)(2)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Information About Prab — Directors and Executive Officers,” “Information About Prab — Business” and “Information Concerning the Buy-Out Group, Parent and Purchaser.”

     (c)     (3)     None of the filing persons nor any affiliate, executive officer or director of any filing person has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

     (c)     (4)     None of the filing persons nor any affiliate, executive officer or director of any filing person has been a party to a judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws or a finding of any violation of federal or state securities laws.

     (c)     (5)     All filing persons and all directors and executive officers of the filing persons are citizens of the United States.

ITEM 4. Terms of the Transaction.

(a)     (1)     Not applicable.

(a)     (2)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Summary Term Sheet — Voting and Proxy Procedures,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Prab as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” “Special Factors — Position of Prab as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “The Merger — Voting Rights; Quorum; Vote Required for Approval,” “The Merger — Structure of the Merger,” “The Merger — Material U.S. Federal Income Tax Consequences” and “The Merger — Accounting Treatment.”

     (c)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — the Buy-Out Group’s Plans for Prab,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “The Merger — Material U.S. Federal Income Tax Consequences.”

     (d)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger” and “The Merger — No Dissenters’ Rights.”

     (e)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Information About Prab — Business” and “Information Concerning the Buy-Out Group, Parent and Purchaser.”

     (f)     Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Background of the Merger and Special Committee Proceedings” and “Information About Prab — Certain Relationships and Related Transactions.”

     (b)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Background of the Merger and Special Committee Proceedings,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “The Merger — Merger Financing.” All six of Prab’s directors had material contact with Prab and Mr. Herder regarding their election as directors during each of the last two years. The material contact was initiated through corporate process and not by Prab, an affiliate of Prab or a filing party.

     (c)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Background of the Merger and Special Committee Proceedings” and “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest.” All six of Prab’s directors had material contact with Prab and Mr. Herder regarding their election as directors during each of the last two years. The material contact was initiated through corporate process and not by Prab, an affiliate of Prab or a filing party.

     (e)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Voting and Proxy Procedures,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Approval of Directors and Recommendation of the Board,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest,” and “The Merger — Intent to Vote,” and Annex D: Prab, Inc. Annual Report on Form 10-KSB for the year ended October 31, 2003. The information set forth in Exhibits D(1) and D(2) hereto is incorporated herein by reference. Gary A. Herder and Robert W. Klinge have been co-trustees of Prab’s profit sharing plan since 1990. This plan holds 215,383 shares of Prab’s common stock (the “plan stock”). Messrs. Herder and Klinge had the sole power to vote the plan stock. Mr. Herder resigned as trustee on February 13, 2004. The administrative committee appointed by Prab’s board of directors has the sole power to direct the disposition of the plan stock. The members of the administrative committee are William G. Blunt and Eric V. Brown, Jr. No trustee of the plan or member of the administrative committee will be entitled to exercise discretionary authority to vote the plan stock in the merger.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

     (b)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Special Meeting,” “Summary Term Sheet — The Proposed Merger,” “Special Factors — Position of Prab as to the Purposes, Alternatives, Reasons and Effects of the Merger” and “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger.”

     (c)     (1)-(c)(8)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Prab as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of Prab as to the Fairness of the Merger to Unaffiliated Prab

Shareholders,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “Special Factors — The Buy-Out Group’s Plans for Prab,” “The Merger Agreement” and “Information About Prab — Dividend Policy.”

ITEM 7. Purposes, Alternatives, Reasons and Effects.

     (a)-(c)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Approval of Directors and Recommendation of the Board,” “Special Factors — Position of Prab as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — The Buy-Out Group’s Plans for Prab,” “The Merger — Structure of the Merger” and “The Merger — Material U.S. Federal Income Tax Consequences.”

     (d)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Position of Prab as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “The Merger — Material U.S. Federal Income Tax Consequences.”

ITEM 8. Fairness of the Transaction.

     (a)-(b)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Prab as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” and “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Prab Shareholders.”

     (c)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Voting and Proxy Procedures,” “Special Factors — Position of Prab as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Prab Shareholders” and “The Merger — Voting Rights; Quorum; Vote Required for Approval.”

     (d)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Prab as to the Fairness of the Merger to

Unaffiliated Prab Shareholders,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” and “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Prab Shareholders.”

     (e)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Special Meeting,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings” and “Special Factors — Approval of Directors and Recommendation of the Board.”

     (f)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Opinion of the Financial Advisor to Special Committee,” “Special Factors — Position of Prab as to the Fairness of the Merger to Unaffiliated Prab Shareholders” and “Appendix C: Fairness Opinion of Lincoln Partners.”

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

     (a)-(b)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Prab as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Prab Shareholders” and “Appendix C: Fairness Opinion of Lincoln Partners.”

     (c)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Opinion of Financial Advisor to the Special Committee” and “Other Matters — Available Information.”

ITEM 10. Sources and Amounts of Funds or Other Consideration.

     (a)-(c)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Special Factors — The Buy-Out Group’s Plans for Prab,” “The Merger — Merger Financing” and “The Merger — Estimated Fees and Expenses of the Merger.”

     (d)     The information set forth in the section of the Proxy Statement entitled “The Merger — Merger Financing” is incorporated herein by reference. Parent has received a commitment from The Huntington National Bank for (1) a $1,500,000 12-month commercial line of credit priced at a variable rate under the bank’s prime rate; and (2) a $1,200,000 commercial mortgage priced at 215 basis points over the one month LIBOR.

ITEM 11. Interest in Securities of the Subject Company.

     (a)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “Information About Prab — Security Ownership of Certain Beneficial Owners and Management.”

     (b)     The information contained in the section of the Proxy Statement entitled “Information About Prab — Purchases by Prab and its Directors and Executive Officers and by Parent and Purchaser and their Directors and Executive Officers” is incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

     (d)     The information contained in the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet — The Special Meeting,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Summary Term Sheet — Voting and Proxy Procedures,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “The Merger — Intent to Vote.” Mr. Thompson currently intends to vote in favor of the proposal to approve the Merger Agreement.

     (e)     The information contained in the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Prab as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Prab Shareholders” and “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest.”

ITEM 13. Financial Statements.

     (c)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Information About Prab — Prab, Inc. Selected Financial Data,” “Other Matters — Independent Auditors,” “Other Matters — Available Information,” “Information Incorporated by Reference,” “The Financial Statements attached in Appendix D: Prab, Inc. Annual Report on Form 10-KSB for the Year Ended October 31, 2003, and “Pages 2-7 of Appendix E: Prab, Inc. Quarterly Report on Form 10-QSB for the Quarter Ended January 31, 2004.”

ITEM 14. Persons/Assets Retained, Employed, Compensated or Used.

     (a)-(b)     The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — the Proposed Merger,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Summary Term Sheet — Voting and Proxy Procedures,” “Special Factors — Position of Prab as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “Special Factors — Opinion of Financial Advisor to

the Special Committee,” “Special Factors — Position of the Buy-Out Group, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Prab Shareholders,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest,” “The Merger — Proxy Solicitation,” and “The Merger — Estimated Fees and Expenses of the Merger.”

ITEM 15. Additional Information.

     (b)     The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. Exhibits.

     (a)     Definitive Proxy Statement of Prab, Inc. filed with the Securities and Exchange Commission on June 8, 2004 is incorporated herein by reference.

     (b)     None.

     (c)     (1)     Materials presented by Lincoln Partners, LLC to the Special Committee of the Board of Directors in November, 2003 (incorporated by reference to Exhibit (c)(1) of Prab, Inc.’s Amendment No. 1 to Schedule 13E-3 filed with the SEC on April 13, 2004).

               (2)     Fairness Opinion of Lincoln Partners, LLC dated as of December 12, 2003 (attached as Appendix C to the Proxy Statement).

               (3)     Materials presented by Lincoln Partners, LLC to the Special Committee of the Board of Directors dated December 30, 2003 (incorporated by reference to Exhibit (c)(3) of Prab, Inc.’s Amendment No. 1 to Schedule 13E-3 filed with the SEC on April 13, 2004).

               (4)     Materials presented by Lincoln Partners, LLC to the Special Committee of the Board of Directors on January 27, 2004 (incorporated by reference to Exhibit (c)(4) of Prab, Inc.’s Amendment No. 1 to Schedule 13E-3 filed with the SEC on April 13, 2004).

     (d)     (1)     Agreement and Plan of Merger dated December 12, 2003 by and among Prab, Inc., Kalamazoo Acquisition Corporation and Kalamazoo Prab Subsidiary Corporation (attached as Appendix A to Proxy Statement).

               (2)     First Amendment to Agreement and Plan of Merger dated February 16, 2004 by and among Prab, Inc., Kalamazoo Acquisition Corporation and Kalamazoo Prab Subsidiary Corporation (attached as Appendix B to Proxy Statement).

     (f)     None.

     (g)     None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRAB, INC.
By:	/s/ Eric V. Brown, Jr.
	Name:	Eric V. Brown, Jr.
	Title:	Secretary

KALAMAZOO ACQUISITION CORPORATION
By:	/s/ Gary A. Herder
	Name:	Gary A. Herder
	Title:	President

KALAMAZOO PRAB SUBSIDIARY CORPORATION
By:	/s/ Gary A. Herder
	Name:	Gary A. Herder
	Title:	President

/s/ Gary A. Herder
Gary A. Herder

/s/ Edward A. Thompson
Edward A. Thompson